ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 1, 2020	Angela C. Jaimes
T: 617-951-7591
Angela.Jaimes@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. David L. Orlic, Esq.

Re:	AllianzGI Convertible & Income Fund (File Nos. 333-234500 and 811-21284)

and

AllianzGI Convertible & Income Fund II (File Nos. 333-234504 and 811-21338)

Dear Mr. Orlic:

I am writing on behalf of AllianzGI Convertible & Income Fund and AllianzGI Convertible & Income Fund II (together, the “Trusts”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or, the “SEC”) on (i) the Registration Statement on Form N-2 (the “NCV Registration Statement”) relating to an offering (the “NCV Offering”) of common shares of beneficial interest by AllianzGI Convertible & Income Fund (“NCV”) and (ii) the Registration Statement on Form N-2 (the “NCZ Registration Statement” and, together with the NCV Registration Statement, the “Registration Statements”) relating to an offering (the “NCZ Offering” and, together with the NCV Offering, the “Offerings”) of common shares of beneficial interest by AllianzGI Convertible & Income Fund II (“NCZ” and, together with NCV, the “Funds”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statements were filed with the SEC on November 4, 2019.

The following sets forth the Staff’s comments and the Funds’ responses thereto. The responses will be reflected, to the extent applicable, in pre-effective effective amendments to the Registration Statements (collectively, the “Pre-Effective Amendments”) to be filed on or shortly after the date hereof. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statements.

Prospectus

General

1.

Comment: We note that the Funds invest in convertible securities. If the Funds invest or expect to invest in contingent convertible securities (“CoCos”), consider what disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Funds invest in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal investment, please provide a description and appropriate risk disclosure.

Response: As noted in the “Convertible Securities” subsection in the “Prospectus Summary” and “Portfolio Contents” sections in each Fund’s prospectus, the Funds invest in only those CoCos that are generally convertible at the option of the security holder. The Funds do not invest in convertible securities that convert upon the occurrence of an external trigger event, such as the failure of the issuer to satisfy certain capitalization criteria. Considering the characteristics of the types of CoCos in which the Funds may invest, the Funds believe the existing disclosure, specifically the investment strategy disclosure regarding CoCos, is appropriate.

2.

Comment: Given the recently reported erosion of traditional lender protections and the rise of so-called “covenant-lite loans,” please describe such loans if the Fund may invest in them. Also, disclose the risks of such loans.

Response: The Funds will add the below disclosure under “Portfolio Contents” and have made a conforming revision to each Fund’s Prospectus Summary:

“Covenant-Lite” Obligations. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders than other obligations. Covenant-lite agreements may feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend or making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

The Funds will also add the below disclosure under “Principal Risks of the Fund” and have made a conforming revision to each Fund’s Prospectus Summary:

“Covenant-Lite” Obligations Risk

Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Market Price of Shares, page 12

3.

Comment: We note disclosure that each Fund’s “net asset value will be reduced immediately following an offering by any sales load and/or commissions and the amount of offering expenses paid or reimbursed by the Fund in connection with such offering.” Please advise how the offering will reduce the Fund’s net asset value if shareholders will pay these fees.

Response: The referenced sentence will be removed. The fees and expenses imposed on shareholders in connection with the offerings are detailed under “Summary of Fund Expenses” and “Plan of Distribution.”

Leverage Risk, page 18

4.

Comment: Please disclose that, because the fees received by the Investment Manager are also based on assets attributable to the use of leverage, the Investment Manager may have a conflict of interest in determining whether to use or increase the use of leverage. If true, please also disclose that the Investment Manager will: (a) base its decision regarding whether and how much leverage to use on its assessment of whether such use of leverage is in the best interests of the respective Fund and (b) seek to manage that potential conflict by periodically reviewing performance and use of leverage with the Board of Trustees.

Response: The disclosure under “Use of Leverage” will be revised as follows (additions underlined):

Because the fees received by the Investment Manager are based on the total managed assets of the Fund (including any assets attributable to any Preferred Shares or other forms of leverage of the Fund that may be outstanding), the Investment Manager has a financial incentive for the Fund to use certain forms of leverage (e.g., preferred shares, securities loans, reverse repurchase agreements and other borrowings), which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand. The Fund’s Board of Trustees considers periodically whether the Fund’s use of leverage continues to be appropriate and in the best interest of the Fund under current market conditions. The Trustees also consider the Investment Manager’s representations that it will use leverage for the Fund solely as it determines to be in the best interest of the Fund in light of the potential conflict of interest.

Summary of Fund Expenses, page 34

5.

Comment: We note disclosure that each Fund’s expense table “is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering.” Please advise how the expenses under the “Annual Expenses” section of the table are a result of the offering.

Response: The referenced disclosure will be revised as follows (additions underlined):

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of purchasing shares in an offering as contemplated herein.

6.

Comment: We note the disclosure in footnote 3. Please confirm supplementally that the values representing “Dividend Reinvestment Plan (“DRIP”) Fees” include all of the described DRIP expenses in addition to brokerage commissions.

Response: The Funds confirm supplementally that the applicable values include all related dividend reinvestment plan fees and expenses described in the Registration Statements in addition to brokerage commissions.

Bank Loans, page 52

7.

Comment: Please address how the expected discontinuation of LIBOR could affect each Fund’s investments, including (1) the impact on the liquidity of Fund investments with a variable or floating rate based on LIBOR that do not include a fall-back provision addressing the discontinuation of LIBOR, and (2) the impact of the transition to a successor to LIBOR of Fund investments with a variable or floating rate based on LIBOR.

Response: Currently, neither Fund has any senior loan investments with variable or floating rates based on LIBOR. The reference to LIBOR in the disclosure under “Bank Loans” serves only as an example of a floating base lending rate. However, the Funds’ note supplementally that the following disclosure will be added under “Interest Rate Risk” in order to clarify potential risks associated with the discontinuation of LIBOR.

Actions by governmental entities may also impact certain instruments in which the Fund invests. For example, certain instruments in which the Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR. With respect to most LIBOR-based instruments in which the Fund may invest, the pricing and other terms governing the adoption of any successor rate are expected to limit or eliminate the direct effect of the transition to a successor rate on the value of such instruments. However, uncertainty and volatility arising from the transition may result in a reduction in the value of certain LIBOR-based instruments held by the Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Interest Rate Risk, page 64

8.	Comment: Please consider whether the “Interest Rate Risk” disclosure can be updated.

Response: The referenced disclosure will be revised as follows (deleted text in strikethrough):

When interest rates are low relative to historic levels, the Fund may face elevated exposure to the risks associated with increases in interest rates, including increases triggered by governments or central banking authorities. ~~For example, the Federal Reserve Board concluded its quantitative easing program and, in December 2015, raised continued to increase interest rates for the first time since 2006, actions that may have placed the Fund at elevated risks associated with rising interest rates.~~

Other Investment Companies Risk, page 72

9.	Comment: We note disclosure related to other investment companies risk, please consider if acquired fund fees and expenses should be disclosed in the Funds’ Registration Statements.

Response: The Funds confirm supplementally that neither Fund had investments in other investment companies requiring acquired fund fees and expenses reporting.

Distributions, page 81

10.

Comment: We note disclosure that “the 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year.” For clarity, please revise to reflect that the 1940 Act limits long-term capital gains to once a year.

Response: The referenced disclosure for each Fund will be revised as follows (deleted text in strikethrough and additions underlined):

The 1940 Act currently limits ~~the number of times~~ the Fund ~~may distribute~~ to one, or in certain cases three, long-term capital gain~~s~~ distributions in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains eligible for favorable income tax rates.

Tax Consequences, page 83

11.	Comment: Please disclose that reinvested dividends will not be accompanied by a cash distribution with which to pay any taxes due.

Response: The disclosure under “Tax Consequences” will be revised as follows (additions underlined):

Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions—i.e., automatic reinvestment in additional shares does not relieve shareholders of, or defer the need to pay, any income tax that may be payable (or that is required to be withheld) on Fund dividends and distributions, although the shareholder will not have received cash at the time to satisfy such obligations.

Conversion to Open-End Fund, page 96

12.	Comment: Please disclose the following with respect to conversion:

•	It may require changes in the management of a Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds;

•

It could affect the Funds’ ability to meet their respective investment objectives or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; and

•	Whether the Funds contemplate charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities.

Response: The following disclosure will be incorporated under “Repurchase of Common Shares; Conversion to Open-End Fund”:

In addition, if the Fund were to convert to an open-end company, it would likely have to significantly reduce any leverage it is then employing and would generally not be allowed to hold more than 15% of its net assets in illiquid securities, either or both of which may necessitate a substantial repositioning of the Fund’s investment portfolio, which may in turn generate substantial transaction costs, which would be borne by Common Shareholders, and may adversely affect Fund performance and Fund dividends. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. If the Fund converts to open-end status, it may impose ongoing distribution and service fees on its shares, may impose sales charges on sales of new shares and may reserve the right to redeem shares in-kind. If the Fund converts to open-end status, it would most likely offer shares pursuant to a new registration statement, which will contain information regarding these and other arrangements.

Statement of Additional Information

Investment Restrictions, page 39

13.

Comment: We note disclosure related to each Fund’s investment restrictions that “all limitations applicable to the Fund’s investments (as stated above and elsewhere in this Statement of Additional Information) apply only at the time a transaction is entered into.” Please revise this disclosure to address borrowing limitations.

Response: The referenced disclosure for each Fund will be revised as follows (additions underlined):

Unless otherwise indicated, all limitations applicable to the Fund’s investments (as stated above and elsewhere in this Statement of Additional Information) apply only at the time a transaction is entered into. Limitations with respect to borrowing apply as set forth in Section 18 under the 1940 Act, including at the time of incurrence or at the time of a dividend or distribution.

Legal Opinion

14.	Comment: We would ask to see the applicable legal opinions before declaring the Registration Statements effective.

Response: The Funds’ legal opinions will be filed as exhibits to a future pre-effective amendment to each Fund’s registration statement.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Angela C. Jaimes
Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.